Free Writing Prospectus

Filed pursuant to Rule 433
Registration No. 333-130107

Final Term Sheet dated December 14, 2005
10,000,000 Equity Units
(initially consisting of 10,000,000 Corporate Units)

Entergy Corporation
7.625% Equity Units

Security

Each Equity Unit will have a stated amount of $50, and will consist of a purchase contract issued by us and, initially a 1/20, or 5%, individual beneficial ownership interest in a $1,000 principal amount senior note initially due February 17, 2011 issued by us.

Following a successful optional remarketing or a special event redemption, as described in the prospectus, each Corporate Unit will consist of a purchase contract and the applicable ownership interest in the Treasury portfolio. "Applicable ownership interest" means, with respect to a Corporate Unit and the U.S. Treasury securities in the Treasury portfolio, a 1/20, or 5%, undivided beneficial ownership interest in $1,000 face amount of U.S. Treasury securities (or principal or interest strips thereof) included in the Treasury portfolio that mature on February 15, 2009, and for each scheduled interest payment date on the senior notes that occurs after the date of a special event redemption and on or before the purchase contract settlement date, in the case of a special event redemption, or for the scheduled interest payment date occurring on February 17, 2009, in the case of a successful optional remarketing, a 0.071875% undivided beneficial ownership interest in $1,000 face amount of U.S. Treasury securities (or principal or interest strips thereof) included in the Treasury portfolio that mature on or prior to the business day immediately preceding such scheduled interest payment date.

Contract adjustment payments	Payable on a quarterly basis (on February 17, May 17, August 17 and November 17, beginning February 17, 2006) at the annual rate of 1.875% of the stated amount of $50, or $0.9375 per year.
Senior notes

The senior notes will initially pay interest at the annual rate of 5.75% quarterly in arrears on each February 17, May 17, August 17 and November 17, commencing on February 17, 2006. This corresponds to $2.8750 per year per 1/20 undivided beneficial ownership interest in a $1,000 principal amount senior note.

On and after the purchase contract settlement date or, if earlier, a remarketing settlement date, interest on each senior note will be payable semi-annually in arrears on February 17 and August 17 of each year, commencing August 17, 2009, at the reset interest rate or, if the interest rate has not been reset, at the annual rate of 5.75%.

Collateral substitution

Each holder of a Corporate Unit may create a Treasury Unit as described in the prospectus. If the Treasury portfolio has replaced the senior notes as a component of the Corporate Units as a result of a special event redemption, Corporate Unit holders may only create Treasury Units in integral multiples of 32,000 Corporate Units, and Treasury Unit holders may only recreate Corporate Units in integral multiples of 32,000 Treasury Units.

Holders of Treasury Units will be entitled to receive quarterly contract adjustment payments of 1.875% per year on the stated amount of $50 per Treasury Unit, or $0.9375 per year.

Initial price to public	$50.00 per Equity Unit, plus accrued and unpaid contract adjustment payments and accrued interest, if any, from December 20, 2005.
Trade date	December 14, 2005.
Settlement date	December 20, 2005.
Estimated net proceeds to Entergy from this offering	$485,000,000, before offering expenses.
Reference price	$70.68. The last reported NYSE sale price of our common stock on December 14, 2005 was $70.68.
Threshold appreciation price	$87.64, which represents a 24% premium over the reference price.
Settlement

On February 17, 2009:

  If the applicable market value of our common stock is equal to or greater than $87.64 (subject to adjustment), then the settlement rate will be 0.5705 shares per purchase contract.
  If the applicable market value of our common stock is less than $87.64 but greater than $70.68 (subject to adjustment), the settlement rate will be equal to $50 divided by the applicable market value of our common stock per purchase contract.
  If the applicable market value of our common stock is less than or equal to $70.68 (subject to adjustment), the settlement rate will be 0.7074 shares per purchase contract.

Early settlement

Each holder of an Equity Unit may effect an early settlement as described in the prospectus at an early settlement rate of 0.5705 shares of our common stock. If the Treasury portfolio has replaced the senior notes as a component of the Corporate Units, holders of Corporate Units may settle early only in integral multiples of 32,000 Corporate Units.

Cash merger early settlement

Each holder of an Equity Unit may effect a cash merger early settlement as described in the prospectus at the settlement rate in effect immediately prior to the closing of the cash merger. If the Treasury portfolio has replaced the senior notes as a component of the Corporate Units, holders of Corporate Units may settle early only in integral multiples of 32,000 Corporate Units.

Listing

Entergy has applied to have the Corporate Units listed on the New York Stock Exchange under the symbol "ETRPrA". We expect the Corporate Units to commence trading on the New York Stock Exchange on or about December 20, 2005.

CUSIP for the Corporate Units	29364G 20 2
CUSIP for the Treasury Units	29364G 30 1
CUSIP for the Senior Notes	29364G AD 5

U.S. Federal Income Tax Information:
Comparable yield	5.850%
Projected payments

$0.46 on February 17, 2006

$0.72 for each subsequent quarter ending on or prior to the purchase contract settlement date.

$1.52 for each semiannual period thereafter, ending on, but excluding, the initial maturity date of the senior notes.

$51.52 for the initial maturity date of the senior notes (which includes the stated principal amount of the senior notes as well as the final projected interest payment).

The foregoing comparable yield and projected payment schedule is supplied by Entergy solely for computing income under the noncontingent bond method for U.S. federal income tax purposes, and does not constitute a projection or representation as to the amounts that holders of senior notes or Equity Units will actually receive.

Fair market value

Entergy will report the initial fair market value of each undivided beneficial interest in a senior note (which will also be such beneficial interest's initial adjusted issue price) as $50.00 and the initial fair market value of each purchase contract as $0.00.

Entergy Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Entergy Corporation has filed with the SEC for more complete information about Entergy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Entergy Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-248-3580, 1-800-584-6837 or 1-866-430-0686.